Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
September 30, 2022 and 2021

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in Canadian dollars, except share amounts)

As at	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents (note 4)	$32,362,063	$41,262,044
Other receivables (note 8)	496,855	866,055
Prepaid expenses	5,346,353	2,775,800
Total current assets	38,205,271	44,903,899
Property and equipment	379,700	392,041
Right-of-use assets	374,006	584,251
Total assets	$38,958,977	$45,880,191
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$3,321,251	$1,987,870
Other liabilities (note 8)	—	352,279
Lease liabilities (note 8)	294,864	293,672
Warrant derivative (notes 5(b), 10)	50,030	56,017
Total current liabilities	3,666,145	2,689,838
Contract liability	6,730,287	6,730,287
Lease liabilities (note 8)	165,918	361,081
Total liabilities	10,562,350	9,781,206
Commitments and contingencies (note 8)
Shareholders’ equity
Share capital (note 5) Authorized: unlimited Issued: September 30, 2022 – 58,706,442 December 31, 2021 – 55,043,789	398,068,304	391,348,183
Warrants (note 5)	—	3,617,570
Contributed surplus (notes 5, 6)	39,301,814	34,161,103
Accumulated other comprehensive income	722,631	387,738
Accumulated deficit	(409,696,122)	(393,415,609)
Total shareholders’ equity	28,396,627	36,098,985
Total liabilities and shareholders' equity	$38,958,977	$45,880,191
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Expenses
Research and development (notes 6, 12, 13)	$3,678,496	$3,278,705	$10,590,464	$9,240,900
General and administrative (notes 6, 12, 13)	2,381,413	2,876,312	7,825,659	9,539,188
Loss before the following	(6,059,909)	(6,155,017)	(18,416,123)	(18,780,088)
Change in fair value of warrant derivative (note 10)	(16,677)	52,216	9,309	(32,405)
Foreign exchange gain	1,525,514	1,212,070	1,939,468	190,164
Interest income, net	146,487	25,740	214,254	76,457
Loss before income taxes	(4,404,585)	(4,864,991)	(16,253,092)	(18,545,872)
Income tax expense	(2,598)	(7,151)	(27,421)	(7,151)
Net loss	(4,407,183)	(4,872,142)	(16,280,513)	(18,553,023)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	269,390	94,907	334,893	6,225
Net comprehensive loss	$(4,137,793)	$(4,777,235)	$(15,945,620)	$(18,546,798)

Basic and diluted loss per common share (note 7)	$(0.08)	$(0.09)	$(0.28)	$(0.35)
Weighted average number of shares (basic and diluted) (note 7)	58,325,075	54,960,650	57,529,973	53,003,541
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2020	$356,824,172	$3,617,570	$31,022,356	$400,225	$(367,111,330)	$24,752,993
Net loss and other comprehensive loss	—	—	—	6,225	(18,553,023)	(18,546,798)
Issued pursuant to stock option plan (notes 5, 6)	321,697	—	(120,747)	—	—	200,950
Issued pursuant to incentive share award plan (notes 5, 6)	413,282	—	(413,282)	—	—	—
Issued pursuant to "At the Market" Agreement (note 5)	34,168,071	—	—	—	—	34,168,071
Issued pursuant to warrant derivative exercised (note 5)	686,616	—	—	—	—	686,616
Share-based compensation (note 6)	—	—	2,697,238	—	—	2,697,238
Share issue costs (note 5)	(1,247,078)	—	—	—	—	(1,247,078)
As at September 30, 2021	$391,166,760	$3,617,570	$33,185,565	$406,450	$(385,664,353)	$42,711,992

As at December 31, 2021	$391,348,183	$3,617,570	$34,161,103	$387,738	$(393,415,609)	$36,098,985
Net loss and other comprehensive income	—	—	—	334,893	(16,280,513)	(15,945,620)
Issued pursuant to stock option plan (notes 5, 6)	19,570	—	(7,487)	—	—	12,083
Issued pursuant to incentive share award plan (notes 5, 6)	98,388	—	(98,388)	—	—	—
Expiry of equity warrant agreement (note 5)	—	(3,617,570)	3,617,570	—	—	—
Issued pursuant to "At the Market" Agreement (note 5)	7,159,552	—	—	—	—	7,159,552
Share-based compensation (note 6)	—	—	1,629,016	—	—	1,629,016
Share issue costs (note 5)	(557,389)	—	—	—	—	(557,389)
As at September 30, 2022	$398,068,304	$—	$39,301,814	$722,631	$(409,696,122)	$28,396,627
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in Canadian dollars)

	Nine Months Ended September 30,
	2022	2021
Operating Activities
Net loss for the period	$(16,280,513)	$(18,553,023)
Depreciation - property and equipment (note 12)	70,588	106,979
Depreciation - right-of-use-assets (note 12)	222,401	248,111
Share-based compensation (notes 6, 12, 13)	1,629,016	2,697,238
Interest expense on lease liabilities	63,959	65,848
Unrealized foreign exchange (gain) loss	(1,663,988)	79,925
Change in fair value of warrant derivative (note 10)	(9,309)	32,405
Net change in non-cash working capital (note 11)	(1,448,590)	(775,818)
Cash used in operating activities	(17,416,436)	(16,098,335)
Investing Activities
Acquisition of property and equipment	(55,740)	(211,236)
Cash used in investing activities	(55,740)	(211,236)
Financing Activities
Proceeds from exercise of stock options (note 6)	12,083	200,950
Proceeds from exercise of warrant derivative (note 5)	—	230,946
Proceeds from "At the Market" equity distribution agreement (note 5)	6,602,163	32,920,993
Payment of lease liabilities	(279,405)	(285,502)
Cash provided by financing activities	6,334,841	33,067,387
(Decrease) increase in cash and cash equivalents	(11,137,335)	16,757,816
Cash and cash equivalents, beginning of period	41,262,044	31,219,574
Impact of foreign exchange on cash and cash equivalents	2,237,354	109,979
Cash and cash equivalents, end of period	$32,362,063	$48,087,369
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Note 1: Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue SW, Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our program in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer to a phase 3 licensure-enabling study. In addition, we are exploring gastrointestinal registration program opportunities through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. As at September 30, 2022, we had an accumulated deficit of $409,696,122. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable. To date, we have funded our operations mainly through the issuance of additional capital via public offerings, equity distribution arrangements, and through the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares. Failure to raise additional capital would have a material adverse impact on our business, results of operations, and financial condition.
As at September 30, 2022, we had cash and cash equivalents of $32,362,063, and we believe we have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months.
The full extent to which external factors outside of our control, including those related to the coronavirus infectious disease 2019 (“COVID-19”) pandemic and the global political conflict in Ukraine, may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain. We considered the potential impact of these events, including global supply chain disruptions, inflation, and rising interest rates, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. While there was no material impact to our condensed interim consolidated financial statements as at and for the nine months ended September 30, 2022, our future assessment of the magnitude and duration of COVID-19 and conflict in Ukraine, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, were authorized for issue in accordance with a resolution of the Board of Directors on November 3, 2022.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2021.
Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at September 30, 2022 and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Actual results could differ from such estimates.

Note 3: Significant Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2021.
Accounting Standards and Interpretations Issued but Not Yet Effective

IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosures. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. We are assessing the impact of adopting this standard on our consolidated financial statements.

Note 4: Cash Equivalents

Cash equivalents consist of interest-bearing deposits with our bank totaling $29,949,747 (December 31, 2021 – $39,901,509).  The current annual interest rate earned on these deposits is 2.80% (December 31, 2021 – 0.45%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2020	46,166,980	$356,824,172
Issued pursuant to stock option plan	123,159	381,771
Issued pursuant to incentive share award plan	150,899	543,833
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(c)	8,401,029	34,168,071
Issued pursuant to warrant derivative exercised(b)	201,722	686,616
Share issue costs	—	(1,256,280)
As at December 31, 2021	55,043,789	$391,348,183
Issued pursuant to stock option plan	8,333	19,570
Issued pursuant to incentive share award plan	40,560	98,388
Issued pursuant to "At the Market" (ATM) equity distribution agreement(c)(d)	3,613,760	7,159,552
Share issue costs	—	(557,389)
As at September 30, 2022	58,706,442	$398,068,304
(a)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$40,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on March 4, 2021. During the nine months ended September 30, 2021, we sold 5,685,097 common shares for gross proceeds of US$18,503,188 at an average price of US$3.25. We received, net of commissions of US$555,096, proceeds of US$17,948,092. In total, we incurred share issue costs (including commissions) of $707,421.

(b)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. No warrants were exercised during the nine months ended September 30, 2022. As at September 30, 2022, there were 64,035 warrants remaining (December 31, 2021 - 64,035). During the nine months ended September 30, 2021, our share capital included fair value of $455,670 in addition to gross proceeds of US$181,550 for the 201,722 warrants that were exercised.

(c)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. During the nine months ended September 30, 2022, we sold 2,719,770 (September 30, 2021 - 2,715,932) common shares for gross proceeds of US$4,560,307 (September 30, 2021 - US$8,654,892) at an average price of US$1.68 (September 30, 2021 - US$3.19). We received, net of commissions of US$136,809 (September 30, 2021 - US$259,647), proceeds of US$4,423,498 (September 30, 2021 - US$8,395,245). In total, we incurred share issue costs (including commissions) of $209,278 (September 30, 2021 - $539,657). This sales agreement was terminated on June 16, 2022.

(d)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the nine months ended September 30, 2022, we sold 893,990 common shares for gross proceeds of US$1,082,928 at an average price of US$1.21. We received, net of commissions of US$32,488, proceeds of US$1,050,440. In total, we incurred share issue costs (including commissions) of $348,111.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Equity Warrants
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant, which were classified as equity. These warrants expired on June 1, 2022, and were transferred to contributed surplus on the interim consolidated statement of financial position upon expiry. There was no cash flow impact as a result of the warrant expiry.
The following table summarizes our outstanding equity warrants:

	Number	Amount
As at December 31, 2021	16,443,500	$3,617,570
Expired	(16,443,500)	(3,617,570)
As at September 30, 2022	—	$—

Note 6: Share-Based Compensation
Stock Option Plan
Our stock option activity for the nine months ended September 30, 2022 and 2021 was as follows:

	2022		2021
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,334,420	3.53	3,764,055	4.08
Granted	292,500	1.39	1,267,500	3.40
Forfeited	(62,962)	3.83	(88,945)	7.04
Expired	(255,894)	7.36	(4,156)	41.53
Exercised	(8,333)	1.45	(96,493)	2.08
Outstanding, end of the period	5,299,731	3.23	4,841,961	3.85
Exercisable, end of the period	3,529,741	3.44	2,236,960	4.73

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.89	1,002,498	2.02	1.39	799,998	1.40
$1.90 - $3.05	1,011,942	3.12	2.36	577,792	2.49
$3.06 - $3.29	1,532,500	2.20	3.17	1,016,659	3.17
$3.30 - $3.40	1,057,500	3.44	3.40	457,501	3.40
$3.41 - $40.00	695,291	2.13	7.01	677,791	7.10
	5,299,731	2.58	3.23	3,529,741	3.44

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the nine months ended September 30, 2022 and 2021 were determined using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	2.93%	0.50%
Expected hold period to exercise	3.0 years	3.0 years
Expected share price volatility	108.54%	111.37%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$0.92	$2.27

Incentive Share Award Plan

Restricted Share Units ("RSUs")
We have granted RSUs to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also granted RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three-year period. Our RSU activity for the nine months ended September 30, 2022 and 2021 was as follows:

	2022	2021
Outstanding, beginning of the period	40,560	134,618
Released	(40,560)	(53,388)
Outstanding, end of the period	—	81,230

We have reserved 5,870,644 common shares for issuance relating to our outstanding equity compensation plans. Our share-based compensation expense was $499,924 and $1,629,016 for the three and nine months ended September 30, 2022, respectively (September 30, 2021 - $1,006,920 and $2,697,238, respectively).

Note 7: Loss Per Common Share

Loss per common share is calculated using net loss for the period and the weighted average number of common shares outstanding for the three and nine months ended September 30, 2022 of 58,325,075 and 57,529,973, respectively (September 30, 2021 - 54,960,650 and 53,003,541, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 8: Commitments

We are committed to payments totaling approximately $16,800,000 for activities mainly related to our clinical trial, manufacturing, and translational science programs, which are expected to occur over the next three years. We are able to cancel most of these agreements with notice.
Our commitments include the committed payments related to our co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as this phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at September 30, 2022, we recorded US$278,268 ($381,421) (December 31, 2021 - US$616,855 ($782,049)) in other receivables related to BRACELET-1 cost from Pfizer per the terms of the collaboration agreement and nil (December 31, 2021 - US$277,866 ($352,279)) in other liabilities representing future trial costs to be incurred.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.
Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable.
Our total undiscounted lease liability as at September 30, 2022 was as follows:

September 30, 2022
Less than one year	$340,272
One to five years	211,244
More than five years	—
Total undiscounted lease liability	$551,516

Note 9: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs, and intellectual property protection. We include shareholders' equity and cash and cash equivalents in the definition of capital.

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$32,362,063	$41,262,044
Shareholders’ equity	$28,396,627	$36,098,985

We do not have any debt other than accounts payable and accrued liabilities and lease liabilities. We have commitments and contingent obligations relating to the completion of our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be affected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.
Our Base Shelf allowed us to enter into our US$65,000,000 ATM equity distribution agreement in June 2022 (see Note 5). We use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2022.

Note 10: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at September 30, 2022, the carrying amount of our cash and cash equivalents, other receivables, and accounts payable and accrued liabilities approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at September 30, 2022, the fair value of our warrant derivative was $50,030 (December 31, 2021 - $56,017). We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.
Financial risk management
Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 8) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2022 by approximately $188,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Significant balances in foreign currencies at September 30, 2022 are as follows:

	U.S. dollars	Euro
Cash and cash equivalents	$21,377,467	€—
Accounts payable and accrued liabilities	(1,345,402)	(705,472)
	$20,032,065	€(705,472)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 9. Accounts payable and accrued liabilities are all due within the current operating period.

Note 11: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Nine Months Ended September 30,
	2022	2021
Change in:
Other receivables	$369,200	$(161,658)
Prepaid expenses	(2,570,553)	(827,368)
Accounts payable and accrued liabilities	1,333,381	529,236
Other liabilities	(352,279)	(123,985)
Non-cash impact of foreign exchange	(228,339)	(192,043)
Change in non-cash working capital related to operating activities	$(1,448,590)	$(775,818)

Other Cash Flow Disclosures

	Nine Months Ended September 30,
	2022	2021
Cash interest received	$278,213	$142,305
Cash taxes paid	$45,510	$29,795

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2022
Note 12: Components of Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Research and development expenses
Clinical trial expenses	$1,363,948	$798,570	$3,674,955	$2,576,886
Manufacturing and related process development expenses	650,584	464,994	1,670,765	1,277,050
Intellectual property expenses	59,681	153,324	415,834	524,763
Translational science expenses	109,941	307,831	250,204	450,515
Personnel-related expenses	1,187,751	1,020,860	3,592,412	2,906,119
Share-based compensation	273,700	511,621	910,973	1,470,569
Other expenses	32,891	21,505	75,321	34,998
	$3,678,496	$3,278,705	$10,590,464	$9,240,900
General and administrative expenses
Public company related expenses	$1,370,501	$1,700,773	$4,787,000	$6,066,646
Office expenses	686,870	595,717	2,027,627	1,890,783
Share-based compensation	226,224	495,299	718,043	1,226,669
Depreciation - property and equipment	22,989	11,089	70,588	106,979
Depreciation - right-of-use assets	74,829	73,434	222,401	248,111
	$2,381,413	$2,876,312	$7,825,659	$9,539,188
Our research and development personnel-related expenses included employee compensation and benefits of $1,187,751 and $3,552,456 for the three and nine months ended September 30, 2022, respectively (September 30, 2021 - $946,890 and $2,832,149, respectively).
Our general and administrative office expenses included employee compensation and benefits of $572,325 and $1,720,664 for the three and nine months ended September 30, 2022, respectively (September 30, 2021 - $512,412 and $1,560,362, respectively).

Note 13: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of key executives of the Company and members of the Board of Directors.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Compensation and short-term benefits	$812,281	$763,951	$2,405,350	$2,320,516
Share-based compensation	359,024	702,019	1,128,096	1,869,090
	$1,171,305	$1,465,970	$3,533,446	$4,189,606